UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

The9 Limited
(Name of Issuer) American Depositary Shares, each representing one ordinary share, par value $0.01 per ordinary share
(Title of Class of Securities) 88337K104
(CUSIP Number)
June 14, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Found on Page 10

CUSIP No. 88337K104
1. Names of Reporting Person CRCM Institutional Master Fund (BVI), Ltd. I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐	**The reporting persons making this filing hold an aggregate of 1,382,713 ADSs, which is 5.4% of the class of securities. The reporting person on this cover page, however, may
(b) ☑ **	be deemed a beneficial owner only of the securities reported by it on this cover page
3. SEC Use Only
4. Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,382,713
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,382,713
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,382,713
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 88337K104
1. Names of Reporting Person CRCM LP I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐	**The reporting persons making this filing hold an aggregate of 1,382,713 ADSs, which is 5.4% of the class of securities. The reporting person on this cover page, however, may
(b) ☑ **	be deemed a beneficial owner only of the securities reported by it on this cover page
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,382,713
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,382,713
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,382,713
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 88337K104
1. Names of Reporting Person ChinaRock Capital Management Limited I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐	**The reporting persons making this filing hold an aggregate of 1,382,713 ADSs, which is 5.4% of the class of securities. The reporting person on this cover page, however, may
(b) ☑ **	be deemed a beneficial owner only of the securities reported by it on this cover page
3. SEC Use Only
4. Citizenship or Place of Organization: Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,382,713
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,382,713
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,382,713
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 88337K104
1. Names of Reporting Person CRCM LLC I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐	**The reporting persons making this filing hold an aggregate of 1,382,713 ADSs, which is 5.4% of the class of securities. The reporting person on this cover page, however, may
(b) ☑ **	be deemed a beneficial owner only of the securities reported by it on this cover page
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,382,713
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,382,713
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,382,713
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 88337K104
1. Names of Reporting Person Chun R. Ding I.R.S. Identification Nos. of above persons (entities only)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐	**The reporting persons making this filing hold an aggregate of 1,382,713 ADSs, which is 5.4% of the class of securities. The reporting person on this cover page, however, may
(b) ☑ **	be deemed a beneficial owner only of the securities reported by it on this cover page
3. SEC Use Only
4. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 1,382,713
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 1,382,713
9. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,382,713
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 5.4%
12. Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:  The9 Limited (the “Company”)

(b) Address of Issuer’s Principal Executive Offices: Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong, Shanghai 201203, People’s Republic of China

Item 2.

(a) Name of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)	CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company (the “Fund”), with respect to the ADSs held by it;
(ii)	CRCM LP, a Delaware limited partnership and the investment manager of the Fund (the “Investment Manager”), with respect to the ADSs held by the Fund;
(iii)
ChinaRock Capital Management Limited, a Hong Kong company limited by shares and the sub-investment adviser to the Investment Manger (the “Sub-Investment Adviser”), with respect to the ADSs held by the Fund;

(iv)	CRCM LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “General Partner”), with respect to the ADSs held by the Fund; and
(v)
Chun R. Ding, a United States citizen (“Ding”), the managing partner of the Investment Manager, the director of the Sub-Investment Adviser and a member of the General Partner, with respect to the ADSs held by the Fund.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business of (i) the Fund is:  c/o Walkers (BVI) Limited, PO Box 92, Road Town, Tortola, British Virgin Islands VG1110; (ii) the Investment Manager, the General Partner and Ding is One Maritime Plaza, Suite 1107, San Francisco, CA 94111; and (iii) the Sub-Investment Adviser is Unit B, 26th Floor, Entertainment Building, 30 Queen’s Road, Central, Hong Kong, China.

(c) Citizenship:

The citizenship of each Reporting Person is set forth above.

(d) Title and Class of Securities:

This statement relates to American Depositary Shares, each reporting one ordinary share, par value $0.01 per ordinary share (“ADSs”), of the Company.

(e) CUSIP Number:  88337K104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The ADSs reported hereby for the Fund are owned directly by the Fund.  The Investment Manager, as investment manager of the Fund, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  The Sub-Investment Adviser, as sub-investment adviser to the Investment Manager, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  Ding, as managing partner of the Investment Manager, director of the Sub-Investment Adviser and member of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such ADSs owned by the Fund.  Each of the Investment Manager, the Sub-Investment Adviser, the General Partner and Ding hereby disclaims any beneficial ownership of any such ADSs.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group:  N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2010

/s/ Jessica Ngo
CHINAROCK CAPITAL MANAGEMENT LIMITED By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding, Director

/s/ Jessica Ngo
CRCM LLC, On its own behalf and as the General Partner of CRCM LP, as the Investment Manager of CRCM Institutional Maser Fund (BVI), Ltd. By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Jessica Ngo
By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding

Exhibit Index

Exhibit 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Exhibit 2	Power of Attorney appointing Jessica Ngo as true and lawful attorney-in-fact for Chun Ding

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 23, 2010

/s/ Jessica Ngo
CHINAROCK CAPITAL MANAGEMENT LIMITED By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding, Director

/s/ Jessica Ngo
CRCM LLC, On its own behalf and as the General Partner of CRCM LP, as the Investment Manager of CRCM Institutional Master Fund (BVI), Ltd. By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Jessica Ngo
By: Jessica Ngo, Attorney-in-Fact for Chun R. Ding